EXHIBIT 99.1

Yamana Gold Announces Voting Results From Annual Meeting of Shareholders

TORONTO, May 03, 2018 (GLOBE NEWSWIRE) -- YAMANA GOLD INC. (TSX:YRI) (NYSE:AUY) herein announces the results of the votes held earlier today at the annual meeting of shareholders for the election of directors, the appointment of auditors and the advisory resolution on executive compensation.  Detailed results of the votes are presented below.

Voting results for the election of directors are as follows:

Nominee	Outcome of Vote	Votes By Ballot
		Votes For	Votes Withheld
John Begeman	Carried	401,668,260	38,634,930
		(91.23%)	(8.77%)
Christiane Bergevin	Carried	413,212,618	27,090,572
		(93.85%)	(6.15%)
Andrea Bertone	Carried	417,241,484	23,061,706
		(94.76%)	(5.24%)
Alexander Davidson	Carried	388,171,298	52,131,892
		(88.16%)	(11.84%)
Robert Gallagher	Carried	401,128,450	39,174,740
		(91.10%)	(8.90%)
Richard Graff	Carried	406,889,242	33,413,948
		(92.41%)	(7.59%)
Kimberly Keating	Carried	413,527,520	26,775,670
		(93.92%)	(6.08%)
Nigel Lees	Carried	406,675,677	33,627,513
		(92.36%)	(7.64%)
Peter Marrone	Carried	392,026,913	48,276,277
		(89.04%)	(10.96%)
Jane Sadowsky	Carried	416,885,678	23,417,512
		(94.68%)	(5.32%)
Dino Titaro	Carried	407,009,422	33,293,768
		(92.44%)	(7.56%)

Voting results for the appointment of Deloitte LLP as auditors are as follows:

Outcome of Vote	Votes By Show of Hands
	Votes For	Votes Withheld
Carried	600,285,766	22,794,706
	(96.34%)	(3.66%)

Voting results for the advisory resolution on executive compensation as described in the Company’s 2017 Information Circular are as follows:

Outcome of Vote	Votes By Ballot
	Votes For	Votes Against
Carried	405,757,167	34,545,986
	(92.15%)	(7.85%)

About Yamana

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions throughout the Americas including Canada, Brazil, Chile and Argentina.  Yamana plans to continue to build on this base through existing operating mine expansions and optimization initiatives, development of new mines, the advancement of its exploration properties and, at times, by targeting other gold consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:

Investor Relations
416-815-0220
1-888-809-0925
Email: investor@yamana.com